UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 2, 2024

Oxus Acquisition Corp.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40778	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300/26 Dostyk Avenue Almaty, Kazakhstan	050020
(Address of principal executive offices)	(Zip Code)

+7(727)355-8021
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one Warrant	OXUSU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	OXUS	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	OXUSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

On February 2, 2024, Oxus Acquisition Corp. (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) in connection with a business combination agreement (the “Business Combination Agreement”), relating to a proposed business combination between the Company, Borealis Foods Inc., a corporation incorporated under the Laws of Canada, and 1000397116 Ontario Inc., an Ontario corporation and a wholly-owned subsidiary of the Company, as described in the proxy statement filed by the Company with the U.S. Securities and Exchange Commission on January 16, 2024 (the “Proxy Statement”). Present at the Extraordinary General Meeting were holders of 5,148,643 of the Company’s Class A and Class B ordinary shares (the “Ordinary Shares”), virtually or by proxy, representing 78.58% of the voting power of the Ordinary Shares as of January 11, 2024, the record date for the Extraordinary General Meeting (the “Record Date”), and constituting a quorum for the transaction of business. As of the Record Date, there were 6,552,131 Ordinary Shares issued and outstanding.

At the Extraordinary General Meeting, the Company’s shareholders approved the Business Combination Proposal, the Continuance Proposal, the Governing Documents Proposals, the Share Issuance Proposal, and the Incentive Plan Proposal, in each case as defined and described in greater detail in the Proxy Statement. The Adjournment Proposal, as defined and described in greater detail in the Proxy Statement, was not presented to the Company’s shareholders as the Business Combination Proposal, the Continuance Proposal, the Governing Documents Proposals, the Share Issuance Proposal and the Incentive Plan Proposal each received a sufficient number of votes for approval.

Set forth below are the final voting results for all the proposals presented at the Extraordinary General Meeting:

The Business Combination Proposal

The proposal to approve the Business Combination Agreement and the transactions contemplated thereby was approved. The voting results were as follows:

For	Against	Abstentions
5,082,433	66,210	0

The Continuance Proposal

The proposal to approve the Continuance (as defined in the Proxy Statement), and in connection therewith, the adoption of the articles and by-laws of New Borealis (as defined in the Proxy Statement) in substantially the form attached to the Proxy Statement as Annex I for purposes of the articles and by-laws of New Borealis following the completion of the Continuance was approved. The voting results were as follows:

For	Against	Abstentions
5,082,433	66,210	0

The Governing Documents Proposals

The proposals to approve and adopt the New Borealis Governing Documents (as defined in the Proxy Statement), which were presented as five sub-proposals, were approved. The voting results were as follows:

Sub-proposal (a) - Unlimited Authorized Capital

For	Against	Abstentions
5,082,433	66,210	0

Sub-proposal (b) - Declassification of Board of Directors

For	Against	Abstentions
5,082,433	66,210	0

Sub-proposal (c) - Reduced Quorum Requirement

For	Against	Abstentions
5,082,433	66,210	0

Sub-proposal (d) - Establishment of Advance Notice Procedures

For	Against	Abstentions
5,082,433	66,210	0

Sub-proposal (e) - Other Matters

For	Against	Abstentions
5,082,433	66,210	0

The Share Issuance Proposal

The proposal to issue more than 20% of the current total issued and outstanding ordinary shares of the Company in connection with the transactions contemplated by the Business Combination Agreement for the purposes of complying with the applicable listing rules of the Nasdaq Capital Market was approved. The voting results were as follows:

For	Against	Abstentions
5,082,433	66,210	0

The Incentive Plan Proposal

The proposal to approve and adopt an equity incentive plan in substantially the form attached to the Proxy Statement as Annex K was approved. The voting results were as follows:

For	Against	Abstentions
5,069,717	78,926	0

Shareholders holding 1,886,751 Class A ordinary shares of the Company exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account. As a result, approximately $21.36 million (approximately $11.32 per share) will be removed from the Company’s trust account to pay such shareholders.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OXUS ACQUISITION CORP.

By:	/s/ Kanat Mynzhanov
Name:	Kanat Mynzhanov
Title:	Chief Executive Officer

Date: February 2, 2024

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